Michael S. Turner 617.570.1163 mturner@ goodwinprocter.com	Goodwin Procter llp Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231
March 7, 2006
Via EDGAR and By Hand
Mr. Jay Mumford
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Eagle Test Systems, Inc. Amendment No. 6 to Registration Statement on Form S-1 File No. 333-130521
Dear Mr. Mumford:
     This letter is submitted on behalf of Eagle Test Systems, Inc. (the “Company”) with respect to Pre- Effective Amendment No. 6 (“Amendment No. 6”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).
     The Company is concurrently filing Amendment No. 6 for the purpose of re-filing the form of underwriting agreement as Exhibit 1.1 to the Registration Statement (the “Underwriting Agreement”) in order to include the schedules and the exhibit to the Underwriting Agreement in response to comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission and to reflect revisions made to the Underwriting Agreement based on subsequent agreements between the Company and the representatives of the underwriters.
     If you have any questions or require additional information, please contact the undersigned at (617) 570-1163 or John R. LeClaire at (617) 570-1144.

Sincerely,
/s/ Michael S. Turner

Michael S. Turner